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                           July 12, 2023

       David Platt, Ph.D.
       Chairman
       Bioxytran, Inc.
       75 2nd Ave, Suite 605
       Needham, MA 02494

                                                        Re: Bioxytran, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-272691

       Dear David Platt:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We continue to note disclosure stating the ProLectin-M technology indicates the possibility of "rapid"
and "cost-effective" development of a new molecule. Please remove claims regarding the
expediting of clinical development and the reduction of clinical development costs as
these statements are speculative. You may state, if true, that your goal is to develop your
product candidates more efficiently than current industry
                                                        standards.
              Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.
 David Platt, Ph.D.
Bioxytran, Inc.
July 12, 2023
Page 2

                                       Sincerely,
FirstName LastNameDavid Platt, Ph.D.
                                       Division of Corporation Finance
Comapany NameBioxytran, Inc.
                                       Office of Life Sciences
July 12, 2023 Page 2
cc:       Robert J. Burnett, Esq.
FirstName LastName